EXHIBIT 99.1	News Release Dated November 19, 2002

NEWS FROM UTi

Contacts:

Lawrence R. Samuels	Cecilia Wilkinson/Angie Yang

Chief Financial Officer	PondelWilkinson MS&L

UTi Worldwide Inc.	323.866.6060

310.604.3311	investor@pondel.com

UTi WORLDWIDE FILES REGISTRATION STATEMENT FOR FOLLOW-ON OFFERING

Rancho Dominguez, California – November 19, 2002 – UTi Worldwide Inc. (NASDAQ:UTIW) today announced it has filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of 5,000,000 ordinary shares, 4,000,000 of which will be newly issued by the company and 1,000,000 of which are previously issued and outstanding and will be offered by an existing shareholder.

At October 31, 2002, UTi Worldwide had approximately 25.9 million ordinary shares outstanding.

Bear, Stearns & Co. Inc. will act as the lead managing underwriter of the offering. Other managing underwriters are JPMorgan, BB&T Capital Markets and Lazard. UTi and the selling shareholder intend to grant the underwriters a 30-day option to purchase up to an additional 750,000 shares of stock to cover over-allotments, if any.

When available, copies of the preliminary prospectus relating to the offering may be obtained from Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, NY 10179, (212) 272-2000.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About UTi Worldwide

UTi Worldwide Inc. is an international, non-asset based supply chain management company providing logistics services and planning and optimization solutions. The company’s services include air and ocean freight forwarding, contract logistics, customs brokerage and other logistics related services, including distribution and outsourced services, the coordination of purchase orders and the movement and storage of raw materials, supplies, components and finished goods. Through its global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services, the company assists clients in improving visibility into their supply chains while reducing their logistics costs. UTi serves a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries.

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